January 22, 2016

Lisa Larkin
Office of Disclosure Review and Accounting
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Resource Real Estate Diversified Income Fund –
File Nos. 333-183982 and 811-22749

Dear Ms. Larkin:

On November 9, 2015, Resource Real Estate Diversified Income Fund (the “Registrant” or the “Fund”) filed Post-Effective Amendment No. 10 to the Registrant’s Registration Statement (the “Amendment”) on Form N-2.  The Amendment was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended, for the primary purpose of modifying the Fund’s investment objective. On December 23, 2015, you provided oral comments to the Registration Statement.  Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Revisions related to the summary portion of a prospectus have carried over to the rest of the prospectus but are omitted from the following for the sake of brevity.  Unless otherwise stated, each comment under “PROSPECTUS” below applies to each of the Fund’s prospectuses.

PROSPECTUS

Comment 1.

The Staff of the U.S. Securities and Exchange Commission (“SEC”) recommends that the Registrant include the following two bullet points on the cover page of the prospectus:

•	The amount of distributions that the Fund may pay, if any, is uncertain.
•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowing and amounts from the Fund’s affiliates that are subject to repayment from investors.

Thompson Hine llp Attorneys at Law	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone: 614.469.3200 Fax: 614.469.3361

Response.

The following disclosure has been added to the cover page:

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowing and amounts from the Fund’s affiliates that are subject to repayment from investors.

Comment 2.

On the cover page, under the paragraph that begins “Use of Leverage,” the following sentence appears:  “The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes).”  Please revise the sentence to clarify whether the Fund employs leverage in ways other than borrowing.

Response.

The referenced sentence has been revised to read as follows:

The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes).

Comment 3.

Item 1(j) of Form N-2 requires the Registrant to include on the cover page a cross reference to the prospectus discussion of any factors that make the offering speculative or one of high risk.  As a result, please include on the cover page a cross reference to the section of the prospectus that discusses the Fund’s “value added” strategy.

Response.

The Fund has added the following language to the cover page:

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Comment 4.

Item 2(2) of Form N-2 requires Registrant to disclose on the cover page (i) if the underwriter has any arrangement with the Registrant, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the offering and (ii) any transaction that the underwriter intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities. Please confirm whether such disclosure must be made.

Response.

The Registrant has no such arrangements or transactions to disclose.

Comment 5.

Under the Prospectus Summary on page 1, in the second paragraph under “Investment Objectives and Policies,” please consider adding a plain English explanation indicating what the terms “volatility” and “correlation” mean.

Response

The following sentence has been to the end of the referenced paragraph:

“Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

Comment 6.

Under the Prospectus Summary on page 1, under “Investment Objectives and Policies,” please modify the sentence that reads:

The Fund may also invest in real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate (collectively, “Public Investment Funds”).

to read:

The Fund may also invest in real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities (collectively, “Public Investment Funds”).

Response.

The requested modification has been made.

Comment 7.

Under the Prospectus Summary on page 1, under “Investment Objectives and Policies,” the prospectus notes that “the Fund may invest up to 30% in foreign companies.” If the Fund’s foreign investment includes emerging markets, please add a risk disclosure for emerging markets.

Response.

The following disclosure has been added to the Prospectus Summary, under “Summary of Risks”:

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Comment 8.

The third paragraph under “Investment Strategy” states:

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate.

If the Fund uses a Cayman subsidiary to make any of the investments discussed here, please add additional disclosure describing that arrangement.

Response.

The Fund does use a Cayman subsidiary to make investments.

Comment 9.

In the risk factor section, under “Management Risk,” the prospectus states:

The Fund's portfolio manager and the other officers of the Adviser have no experience managing a closed-end fund.

Please revise the sentence as needed to ensure its accuracy.

Response.

The referenced sentence has been revised to read:

The Fund’s portfolio managers and the other officers of the Adviser have limited experience managing a closed-end fund.

Comment 10.

The summary and main body of the prospectus include a medium and small capitalization company risk disclosure.  Please consider adding a large capitalization risk disclosure, if appropriate.

Response.

The following disclosure has been added to the Prospectus Summary, under “Summary of Risks”:

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

The following disclosure has been added to the main body of the prospectus, under “RISK FACTORS”:

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes.  Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Comment 11.

In the main body of the prospectus, under “Private Real Estate Investment Funds Risk,” the prospectus states:

Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Due to the potential for incentive allocations at the Private Real Estate Investment Fund level, please include the footnote to the fee table required by Item 3, Instruction 10(g) of Form N-2, or explain why that footnote is not required.

Response.

The following footnote has been added to the fee table:

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund.  While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits.  Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

Comment 12.

In the final footnote to the fee table, please confirm that expiration date of the Expense Limitation Agreement will be at least one year from the effective date of the prospectus.

Response.

The Registrant so confirms.

Comment 13.

In the expense example table that immediately follows the fee table, please add disclosure to clarify which years of hypothetical expenses were determined assuming the Expense Limitation Agreement is effective.

Response.

The introductory language immediately above the first expense example table has been revised to read:

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

The introductory language immediately above the second expense example table included in the Class A, Class U, Class C and Class T prospectuses has been revised to read:

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, you redeemed your shares in full at the end of such period, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Comment 14.

In the Class A and Class U prospectuses, please be sure that the footnote that follows the second expense example table attaches to a particular number within the table.

Response.

In each of the referenced prospectuses, the footnote that follows the second expense example table attaches to the Year 1 expense figure only.

Comment 15.

In the main body of the prospectus, under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” please include a statement that the investment objective may be changed without a vote of the Fund’s shareholders.

Response.

The first paragraph in the referenced section has been revised to read as follows:

The Fund’s primary investment objective is to produce current income, with a secondary objective to achieve long-term capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

Comment 16.

In the main body of the prospectus, under “The Adviser’s Strategy,” there is disclosure that indicates that under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its gross assets in Real Estate Operating Companies (“REOCs”).  Please consider whether there are any risks that are particular to REOCs that are not otherwise disclosed in the prospectus, and if so, please add disclosure to address those risks.

Response.

After consideration of the comment, the Registrant believes that there are no risks that are particular to REOCs that are not otherwise disclosed in the prospectus.

Comment 17.

In the main body of the prospectus, under “The Adviser’s Strategy,” there is disclosure that indicates that under normal circumstances, the Fund anticipates that it will invest up to approximately 65% of its gross assets in Private Real Estate Investment Funds (“PREIFs”).  That same section states that the Fund “will invest no more than 5% of its gross assets in PREIFs that are commonly known as hedge funds, which would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act.”  Please add clarifying disclosure to explain how hedge fund PREIFs differ from PREIFs that are not hedge funds.

Response.

In the main body of the prospectus, under “The Adviser’s Strategy,” the second sentence of the first paragraph titled “Private Real Estate Investment Funds” currently reads as follows:

Private Real Estate Investment Funds are exempt from registration under the 1940 Act.

That sentence is revised to read as follows:

Private Real Estate Investment Funds are commonly exempt from registration as investment companies under section 3(c)(5) of the 1940 Act, but some, commonly known as hedge funds, would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 18.

In the main body of the prospectus, under “The Adviser’s Strategy,” under the  paragraph titled “Public Investment Funds,” and under the subparagraph titled “Exchange Traded Funds (“ETFs”), please provide a plain English explanation of the terms “marginability” and “the ability to go long and short.”

Response.

The subparagraph referenced has been revised in its entirety to read as follows:

ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money.  The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value.  An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Comment 20.

In the main body of the prospectus, under “The Adviser’s Strategy,” if the Fund will have unfunded commitments to invest in private funds, please explain what the Fund’s coverage or asset segregation policies are with respect to unfunded commitments.

Response.

The following language has been added to the section referenced:

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to private funds in the Fund’s portfolio.  In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

Comment 21.

In the main body of the prospectus, under “Investment Strategy, Diversification and Criteria Used in Selecting Investments,” under the subheading “Diversification by Type and Quality of Real Property,” please revise the sentence that reads as follows:

The levels are often referred to as Core, Core Plus, Value Add, Opportunistic or Distressed real estate.

to read as follows:

The levels are often referred to as Core, Core Plus, Value Added, Opportunistic or Distressed real estate.

Response.

The Registrant has made the requested revision.

Comment 22.

In the main body of the prospectus, under “Investment Strategy, Diversification and Criteria Used in Selecting Investments,” under the subheading “Diversification by Type and Quality of Real Property,” the prospectus states that with respect to the Fund’s “core” investments, the properties “are stable, well-maintained, well-leased and often of the Class A variety.”  Please explain what “Class A variety” means in a parenthetical notation.

Response.

The referenced sentence has been revised in its entirety to read as follows:

Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Comment 23.

In the main body of the prospectus, under “RISK FACTORS,” under “Foreign Investment Risk,” the prospectus states that the “risks of foreign investments may be greater in developing or emerging market countries.”  Please consider adding additional disclosure about the risks of emerging market countries depending on how much the Fund anticipates investing in such markets.

Response.

The following disclosure has been added to the main body of the prospectus, under “RISK FACTORS”:

Emerging Markets Risk.  The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments.  To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Comment 24.

In the expense example tables that appear in the Fund’s Class A and Class U prospectuses, there is a footnote that explains what the hypothetical expenses would be if the Early Withdrawal Charge does and does not apply.  Please explain why a similar footnote is not required in the Fund’s Class C and Class T prospectuses.

Response.

The footnote referenced is not required in the Fund’s Class C and Class T prospectuses because for those share classes, an Early Withdrawal Charge will apply on repurchases made within 365 days of the original purchase date, regardless of the initial purchase price.  By contrast, shareholders tendering Class A and Class U shares fewer than 365 days after the original purchase date will be subject to an early withdrawal charge if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee.

Comment 25.

For certain of the Fund’s share classes (such as Class A shares), a dealer manager fee is charged as part of the upfront sales load, while for other share classes (such as Class D shares), the dealer manager fee is charged as an ongoing expense.  Please provide an explanation for the varying structure of the dealer manager fee among the share classes.

Response.

The Fund obtained exemptive relief from the SEC to issue different share classes that have varying expense structures (within certain limitations) to fit the suitability of different types of investors. Some of the share classes are designed to be suitable for investors that would benefit from relatively lower ongoing expenses, and others are designed to fit investors that would benefit from relatively lower upfront expenses.  The Fund’s dealer manager has agreed to receive compensation for services provided with respect to the Fund’s Class A, Class C, Class W, Class U, Class T and Class D shares in ways that are consistent with the design of each share class’ expense structure.  This means that for certain of the Fund’s share classes, the dealer manager fee is charged as part of the upfront sales load, and for others, the fee is charged as an ongoing expense.

Comment 26.

In each of the Fund’s Class A and Class U prospectuses, following the paragraph titled “Shareholder Service Expenses,” please explain why there is no paragraph titled “Distribution Plan” similar to that provided in the Fund’s Class C and T prospectuses.

Response.

The Fund’s Class C and Class T shares pay a distribution fee to the Fund’s distributor pursuant to a distribution plan that operates in a manner consistent with Rule 12b-1 under the 1940 Act – that fee and plan are discussed in the paragraph titled “Distribution Plan” in the Fund’s Class C and Class T prospectuses.

By contrast, the Fund’s Class A and Class U shares do not pay such a distribution fee to the Fund’s distributor, and as a result, the paragraph does not appear in the Fund’s Class A and Class U prospectuses.

STATEMENT OF ADDITIONAL INFORMATION

Comment 27.

On page 6, under “Derivatives,” if the Fund will engage in derivatives transactions, please explain how the Fund will comply with the asset segregation requirements of SEC Release No. IC-10666.

 Response.

The Registrant has added the following disclosure to the end of the section titled “Derivatives”:

Cover and Segregated Accounts.  Section 18(f) of the 1940 Act generally restricts the Fund when issuing any senior security; however, generally, the Fund may borrow money from a bank if the Fund has asset coverage of at least 300%.  The SEC has described certain types of Fund transactions that it believes involve leverage and, therefore, could be deemed to create senior securities.  The SEC has stated, however, that a senior security will not be created if the Fund either "covers" its obligations under these Fund transactions by either owning or having the right to obtain the security underlying the transaction, or by maintaining a segregated asset account on the books of its custodian containing liquid assets equal in value to the Fund's potential exposure to the leveraged transaction.

The Fund has adopted the following policies with respect to the creation and operation of segregated asset accounts with the Fund's custodian:

1.	If the Fund has a long position in a futures or forward contract, or sells a put option, it must establish a segregated account (not with a futures commission merchant or broker) containing cash or liquid assets equal to the purchase price of the contract or the strike price of the put option (less any margin or deposit).

2.	If the Fund has a short position in a futures or forward contract, sells a call option, or sells securities short, it must establish a segregated account (not with a futures commission merchant or broker) containing cash or liquid assets that, when added to the amounts deposited with a futures commission merchant or broker as margin, equal the market value of the instruments or currency underlying the future or forward contracts, call options and short sales (but not less than the strike price of the call option or the market price at which the short positions or short sales were established).

3.	If the Fund enters into a reverse repurchase agreement, the Fund must establish a segregated account (not with a broker) containing cash or liquid assets in an amount equal to the repurchase price. If the reverse repurchase agreement lacks a specific repurchase price, the assets in the segregated account must be equal in value to the proceeds received on any sale subject to repurchase plus accrued interest.

4.	If the Fund enters into a firm commitment agreement, the Fund must establish a segregated account (not with a broker) containing cash or liquid assets in an amount equal to the purchase price on the settlement date.

5.	If the Fund enters into a standby commitment agreement, the Fund must establish a segregated account (not with a broker) containing cash or liquid assets in an amount equal to the purchase price under the agreement.

6.	Any asset, including equity securities and non-investment grade debts, may be placed in the segregated account, provided the asset is liquid. The Adviser shall be responsible for determining liquidity pursuant to guidelines established by the Board of Trustees. The Adviser’s liquidity determinations shall be subject to oversight by the Board of Trustees.

7.	All assets in the segregated account must be marked-to-market daily. Additional assets must be placed in the account whenever the total value of the account falls below the amount of the Fund's obligations under the transaction.

8.	Segregated accounts do not need to be physically segregated. It is sufficient, for purposes of this policy, if the Fund's custodian notes on its books that the assets in question are segregated. Segregated assets cannot be used to cover other obligations and, if disposed of, must be replaced.

Comment 28.

Please confirm that the Fund will not invest more than 15% of its total assets in illiquid securities (the “15% Limitation”).

Response.

The Fund will restrict its investments to ensure compliance with the 15% Limitation.

Comment 29.

In the tables of Independent Trustees and Interested Trustees and Officers, please consider removing directorships that are more than five years old.

Response.

The Registrant respectfully declines to incorporate this comment; including such directorships is not prohibited by Form N-2.

Comment 30.

In the tables of Independent Trustees and Interested Trustees and Officers, in the column titled “Position/Term of Office,” please include the length of time served in the capacities described.

Response.

The requested information has been included.

Comment 31.

In the tables of Independent Trustees and Interested Trustees and Officers, in the column titled “Principal Occupation During the Past Five Years,” please state the principal business of any company for which the nature of the business is not implicit in the company’s name.

Response.

The requested information has been included.

Comment 32.

Please note that a Rule 486(a) filing that incorporates financial statements by reference must be accompanied by the consent of the auditor.  Please confirm that the subsequent 486(b) filing will include the consent of the auditor to incorporate the Fund’s financial statements by reference.

Response.

The Registrant so confirms.

*****************************

The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Craig Foster at (614) 469-3280.

Sincerely,

/s/ Craig Foster